Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2014

This management’s discussion and analysis of financial condition and results of operations (“MD&A”) of Penn West Petroleum Ltd. (“Penn West”, the “Company”, “we”, “us”, “our”) should be read in conjunction with the Company’s audited consolidated financial statements for the years ended December 31, 2014 and 2013 (the “Consolidated Financial Statements”). The date of this MD&A is March 11, 2015. All dollar amounts contained in this MD&A are expressed in millions of Canadian dollars unless noted otherwise.

For additional information, including Penn West’s Consolidated Financial Statements and Annual Information Form, please go to the Company’s website at www.pennwest.com, in Canada to the SEDAR website at www.sedar.com or in the United States to the SEC website at www.sec.gov.

Certain financial measures such as funds flow, funds flow per share-basic, funds flow per share-diluted, netback, gross revenues, sustainability ratio, net operating income and net debt to funds flow included in this MD&A do not have a standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and therefore are considered non-GAAP measures; accordingly, they may not be comparable to similar measures provided by other issuers. This MD&A also contains oil and gas information and forward-looking statements. Please see the Company’s disclosure under the headings “Non-GAAP Measures”, “Operational Measures”, “Oil and Gas Information”, and “Forward-Looking Statements” included at the end of this MD&A.

Calculation of Funds Flow

	Year ended December 31
(millions, except per share amounts)	2014	2013
Cash flow from operating activities	$848	$968
Change in non-cash working capital	32	(49)
Decommissioning expenditures	55	66

Funds flow	$935	$985

Basic per share	$1.89	$2.03
Diluted per share	$1.89	$2.03

Annual Financial Summary

	Year ended December 31
(millions, except per share amounts)	2014	2013	2012
Gross revenues (1)	$2,391	$2,863	$3,306
Funds flow	935	985	1,182
Basic per share	1.89	2.03	2.49
Diluted per share	1.89	2.03	2.48
Net income (loss)	(1,733)	(809)	125
Basic per share	(3.51)	(1.67)	0.26
Diluted per share	(3.51)	(1.67)	0.26
Development capital expenditures (2)	732	704	1,698
Property acquisition (disposition), net	(560)	(540)	(1,627)
Long-term debt	2,149	2,458	2,690
Dividends declared	277	397	514
Dividends declared per share	0.56	0.82	1.08
Total assets	$9,852	$12,329	$14,139

(1)	Gross revenues include realized gains and losses on commodity contracts.
(2)	Includes the effect of capital carried by partners.

PENN WEST 2014	MANAGEMENT’S DISCUSSION AND ANALYSIS	1

Gross revenues declined from the comparative periods mainly due to asset disposition activity which led to lower production volumes as Penn West implemented strategies to focus its asset base and increase its financial flexibility.

The net loss in 2014 is primarily related to a non-cash goodwill impairment charge at December 31, 2014 as a result of a decline in the forecasted commodity prices. Additionally, in 2014 and 2013, Penn West recorded non-cash property, plant and equipment (“PP&E”) impairment charges in areas where the Company has minimal planned development activities which contributed to the net loss. In 2014, the weaker commodity price outlook also contributed to the PP&E impairment charge.

Development capital expenditures in 2014 and 2013 were comparable as Penn West continued to focus activities in the Cardium, Viking and Slave Point. In 2013, Penn West reduced its capital program in an effort to increase capital efficiencies and concentrate its activities on projects with high rates of return.

Long-term debt continued to decline as proceeds from asset dispositions have been used to reduce the Company’s outstanding balance.

In mid-2013, Penn West reduced its quarterly dividend from $0.27 per share to $0.14 per share which resulted in dividends paid decreasing in both 2013 and 2014.

2014 Highlights

•	Production in 2014 was within guidance (101,000 to 106,000 boe per day) at 103,989 boe per day compared to 135,284 boe per day in 2013. The decline in production was primarily due to asset dispositions completed in 2014 and in late 2013.

•	In 2014, the Company closed property dispositions in non-core areas for total proceeds of $560 million. These proceeds were applied against its bank facility.

•	Development capital expenditures for 2014 were $732 million (2013 - $704 million), below Penn West’s capital guidance of $820 million as the Company continued to improve its capital efficiencies through a focus on cost reduction measures.

•	Penn West drilled 203 net wells (2013 - 206 net wells), excluding stratigraphic and service wells.

•	Netbacks increased to $32.65 per boe in 2014 from $28.24 per boe in 2013, primarily due to strong commodity prices in the first half of 2014 and the success of cost reduction measures which led to a reduction in operating costs in 2014.

•	Funds flow for 2014 was $935 million compared to $985 million in 2013. The decline in funds flow from 2013 is mainly due to lower production volumes resulting from asset dispositions in 2014 and late 2013. This was partially offset by higher commodity prices, notably in the first half of 2014.

•	The net loss was $1,733 million in 2014 compared to $809 million in 2013. The increase in the net loss was largely due to non-cash goodwill impairment and PP&E impairment charges during the fourth quarter of 2014 as a result of a decline in forecasted commodity prices and limited planned development capital in the non-core areas where the impairments were recorded.

PENN WEST 2014	MANAGEMENT’S DISCUSSION AND ANALYSIS	2

Quarterly Financial Summary

(millions, except per share and production amounts) (unaudited)

Three months ended	Dec. 31 2014	Sep. 30 2014	June 30 2014	Mar. 31 2014	Dec. 31 2013	Sep. 30 2013	June 30 2013	Mar. 31 2013
Gross revenues (1)	$473	$589	$656	$673	$622	$779	$752	$710
Funds flow	137	231	298	269	203	296	249	237
Basic per share	0.28	0.47	0.61	0.55	0.42	0.61	0.51	0.49
Diluted per share	0.28	0.47	0.60	0.55	0.42	0.61	0.51	0.49
Net income (loss)	(1,772)	(15)	143	(89)	(675)	34	(53)	(115)
Basic per share	(3.57)	(0.03)	0.29	(0.18)	(1.38)	0.07	(0.11)	(0.24)
Diluted per share	(3.57)	(0.03)	0.29	(0.18)	(1.38)	0.07	(0.11)	(0.24)
Dividends declared	70	69	69	69	68	68	131	130
Per share	$0.14	$0.14	$0.14	$0.14	$0.14	$0.14	$0.27	$0.27
Production
Liquids (bbls/d) (2)	64,124	64,687	69,409	71,638	78,874	84,460	88,146	89,250
Natural gas (mmcf/d)	198	217	224	239	275	296	312	321

Total (boe/d)	97,143	100,839	106,706	111,461	124,752	133,712	140,083	142,804

(1)	Gross revenues include realized gains and losses on commodity contracts.
(2)	Includes crude oil and natural gas liquids.

The Company has closed a number of asset dispositions over the past two years as it focused on strengthening its balance sheet. This resulted in declines in gross revenues, funds flow and production.

The net losses in the fourth quarter of 2014 and 2013 were mainly due to PP&E and Goodwill impairment charges.

Additionally, Penn West decreased its dividend in 2013 to increase its financial flexibility which resulted in a decline in dividends declared.

Business Strategy

Penn West had a number of significant achievements in 2014 as it worked through the first year of the long-term plan. It successfully implemented a number of execution and cost control strategies which resulted in savings across the organization and will lead to an overall lower cost structure as the Company moves forward. Improvements in capital efficiencies will continue to be a focus in 2015 as Penn West strives for operational excellence across its areas. Balance sheet de-leveraging was also a key focus in 2014 as the Company continued to close asset dispositions to increase its financial flexibility. As Penn West shifts into 2015 and looks beyond in 2016, it has plans to continue to concentrate its asset base with an additional $500 million to $1 billion of proceeds from asset dispositions targeted over the next two years.

The Company remains committed to its long-term strategy and its plans for operational distinction across its extensive light-oil resources in western Canada. Through the efforts of Penn West over the past year and its unwavering focus on cost reductions and profitability improvement, the Company believes it will create sustainable long-term value for its shareholders in the future.

PENN WEST 2014	MANAGEMENT’S DISCUSSION AND ANALYSIS	3

Business Environment

The following table outlines quarterly averages for benchmark prices and Penn West’s realized prices for the previous five quarters.

	Q4 2014	Q3 2014	Q2 2014	Q1 2014	Q4 2013
Benchmark prices
WTI crude oil (US$/bbl)	$73.15	$97.31	$102.99	$98.62	$97.50
Edm mixed sweet par price (CAD$/bbl)	75.58	96.98	105.50	99.74	86.33
NYMEX Henry Hub ($US/mcf)	4.00	4.06	4.67	4.94	3.60
AECO Monthly Index (CAD$/mcf)	3.80	4.00	4.68	4.76	3.15

Penn West average sales price (1)
Light oil (per bbl)	72.82	94.63	102.58	96.91	82.70
NGL (per bbl)	38.88	52.95	52.93	67.74	53.76
Heavy oil (per bbl)	54.35	72.59	79.56	69.38	58.78
Total liquids (per bbl)	65.48	85.27	92.15	88.42	74.81
Natural gas (per mcf)	3.94	4.33	4.96	5.75	3.51

Benchmark differentials
WTI - Edm Light Sweet ($US/bbl)	(6.33)	(8.09)	(6.14)	(8.25)	(15.02)
WTI - WCS Heavy ($US/bbl)	$(14.23)	$(20.18)	$(20.04)	$(23.27)	$(32.21)

(1)	Excludes the impact of realized hedging gains or losses.

Crude Oil

Crude oil prices declined throughout 2014, with a significant regression experienced during the fourth quarter. In the fourth quarter, crude prices fell from WTI US$90 to WTI US$55 by the end of the year. Early in 2015, WTI continued to decrease to approximately WTI US$50. This decline was mainly due to updated worldwide petroleum forecasts for 2015 which predicted an oversupply of crude oil, coupled with an announcement that OPEC would maintain production levels (following the November OPEC meeting).

Canadian heavy oil differentials narrowed during the fourth quarter of 2014 as the Flanagan South pipeline line fill commenced in October allowing additional heavy oil to move to the US Gulf Coast and increasing demand in this market. NGL prices continued to weaken through the quarter as inventories for propane and to a lesser extent butane climbed to their highest levels in recent years.

Currently, Penn West has no hedges in place on its crude oil sales. The Company continually reviews its hedging strategy based on market conditions.

Natural Gas

In spite of cold weather across North America during the fourth quarter of 2014, increasing supply from the Marcellus Basin and other North American regions quickly replenished inventory levels in North America, putting pressure on prices. Both NYMEX and AECO prices declined early in the fourth quarter, with temporary improvements in prices caused by cold temperatures in late 2014. Forecasts for 2015 are showing modest temperatures which resulted in additional downward pressure in early 2015.

For 2015, Penn West has 70,000 mcf per day collared between $3.69 per mcf and $4.52 per mcf.

PENN WEST 2014	MANAGEMENT’S DISCUSSION AND ANALYSIS	4

Average Sales Prices

	Year ended December 31
	2014	2013	% change
Light oil (per bbl)	$92.08	$89.55	3
Risk management loss (per bbl) (1)	(1.12)	(0.37)	>(100)

Light oil net (per bbl)	90.96	89.18	2

Heavy oil (per bbl)	69.19	65.23	6

NGL’s (per bbl)	53.70	51.76	4

Natural gas (per mcf)	4.78	3.30	45
Risk management gain (loss) (per mcf) (1)	(0.29)	0.14	>(100)

Natural gas net (per mcf)	4.49	3.44	31

Weighted average (per boe)	64.03	58.20	10
Risk management gain (loss) (per boe) (1)	(1.10)	0.16	>(100)

Weighted average net (per boe)	$62.93	$58.36	8

(1)	Gross revenues include realized gains and losses on commodity contracts.

Performance Indicators

Penn West’s management and Board of Directors monitor its performance based upon a number of qualitative and quantitative factors including:

•	Base operations – Includes Penn West’s production performance and execution of its operational, health, safety, environmental and regulatory programs.

•	Shareholder value measures – These include key enterprise value metrics such as funds flow per share and dividends per share.

•	Financial, business and strategic considerations – These include the management of the Company’s asset portfolio, financial stewardship and the overall goal of creating competitive return on investment for its shareholders.

Base operations

In 2014, Penn West concentrated its development activities in the Cardium, Viking and Slave Point areas with an emphasis on execution and cost control. These three areas have significant liquids weighting as the Company focuses on light-oil and integrated water flood development. With over $1 billion of non-core asset dispositions closed since late 2013 the Company plans to continue to consolidate its asset portfolio and targets reaching total disposition proceeds of $1.5 to $2.0 billion by 2016.

Shareholder Value Measures

	Year ended December 31
	2014	2013
Funds flow per share	$1.89	$2.03
Dividends paid per share	$0.56	$0.95

Funds flow per share is an important measure to evaluate shareholder returns as this metric can correlate to share price increases. Additionally, funds flow is a key component to fund the capital development program at Penn West. The decline in funds flow per share is mainly attributed to asset dispositions completed in 2014 and late 2013 which resulted in lower production volumes and revenues.

PENN WEST 2014	MANAGEMENT’S DISCUSSION AND ANALYSIS	5

Dividends impose natural capital investment limits on management and thus may limit shareholder exposure to excessive operational and other risks. During the first and second quarter of 2013, Penn West paid a quarterly dividend of $0.27 per share. In June 2013, the Company announced a reduction of its quarterly dividend from $0.27 per share to $0.14 per share to increase its financial flexibility.

Financial, business and strategic considerations

	Year ended December 31
	2014	2013
Net debt to funds flow (1,2)	2.6	2.8
Average production weighting
Liquids	65%	63%
Natural gas	35%	37%
Netbacks (2)	$32.65	$28.24
Sustainability ratio (2)	102%	108%

(1)	Net debt includes long-term debt and working capital surplus/ deficiency.
(2)	Refer to Penn West’s non-GAAP advisory for definitions.

The Company’s net debt to funds flow ratio has improved as it has successfully closed various asset dispositions with proceeds used to reduce its bank facility. The Company will continue to focus on this measure as it works through its long-term plan.

Penn West’s capital activities are centered on light-oil development in the Cardium, Slave Point and Viking as it believes over the longer term that netbacks for light oil will be more attractive than other commodity products. In 2014, the Company’s liquids weighting has increased as a result of a successful drilling program in its three core plays.

Cost reduction strategies are a key component of the Company’s long-term plan. In 2014, the successful application of a number of these strategies resulted in an improvement in Penn West’s netback. Higher commodity prices, notably in the first half of 2014, also contributed to the increase.

Sustainability ratio is used by Penn West to assess whether its development plans and dividend programs are appropriate relative to its capitalization. In its long-term plan, the Company has targeted a 110 percent sustainability ratio. As a result of a number of successful cost control initiatives, Penn West has realized ratios ahead of target.

RESULTS OF OPERATIONS

Production

	Year ended December 31
Daily production	2014	2013	% change
Light oil (bbls/d)	46,516	59,895	(22)
Heavy oil (bbls/d)	13,062	15,511	(16)
NGL (bbls/d)	7,858	9,745	(19)
Natural gas (mmcf/d)	219	300	(27)

Total production (boe/d)	103,989	135,284	(23)

Penn West’s production levels were within guidance of 101,000 to 106,000 boe per day for 2014 as the Company completed its planned activities in 2014. The decline from 2013 is primarily related to non-core property dispositions that were closed during 2014 and late 2013.

PENN WEST 2014	MANAGEMENT’S DISCUSSION AND ANALYSIS	6

Netbacks

	2014				2013
	Light Oil and NGL (bbl)	Heavy Oil (bbl)	Natural Gas (mcf)	Combined (boe)	Combined (boe)
Operating netback (1):
Sales price	$86.53	$69.19	$4.78	$64.03	$58.20
Risk management gain (loss) (2)	(0.96)	—	(0.29)	(1.10)	0.16
Royalties	(14.56)	(10.62)	(0.43)	(9.85)	(8.23)
Operating expenses	(22.41)	(23.82)	(2.15)	(19.24)	(20.77)
Transportation	(1.04)	(0.36)	(0.29)	(1.19)	(1.12)

Netback	$47.56	$34.39	$1.62	$32.65	$28.24

	(bbls/d)	(bbls/d)	(mmcf/d)	(boe/d)	(boe/d)
Production	54,374	13,062	219	103,989	135,284

(1)	Excluded from the netback calculation is $2 million primarily related to realized risk management losses on foreign exchange contracts.
(2)	Gross revenues include realized gains and losses on commodity contracts.

Production Revenues

Revenues from the sale of oil, NGL and natural gas consisted of the following:

	Year ended December 31
(millions)	2014	2013
Light oil and NGL	$1,701	$2,116
Heavy oil	330	369
Natural gas	360	378

Gross revenues (1)	$2,391	$2,863

(1)	Gross revenues include realized gains and losses on commodity contracts.

Overall, revenues have declined from 2013 as a result of asset dispositions that were closed in 2014 and late 2013. These declines were partially offset by higher average commodity prices in 2014 compared to 2013.

Reconciliation of Change in Production Revenues

(millions)
Gross revenues – January 1 – December 31, 2013	$2,863
Decrease in light oil and NGL production	(462)
Increase in light oil and NGL prices (including realized risk management)	47
Decrease in heavy oil production	(58)
Increase in heavy oil prices	19
Decrease in natural gas production	(102)
Increase in natural gas prices (including realized risk management)	84

Gross revenues – January 1 – December 31, 2014	$2,391

PENN WEST 2014	MANAGEMENT’S DISCUSSION AND ANALYSIS	7

Royalties

	Year ended December 31
(millions)	2014	2013
Royalties (millions)	$374	$406
Average royalty rate (1)	15%	14%
$/boe	$9.85	$8.23

(1)	Excludes effects of risk management activities.

For 2014, royalties decreased from 2013 primarily due to the asset dispositions completed in 2014, which resulted in lower production volumes and revenues. This was partially offset by higher commodity prices in 2014 compared to 2013, which led to a higher royalty rate.

Expenses

	Year ended December 31
(millions)	2014	2013
Operating	$729	$1,025
Transportation	45	55
Financing	158	184
Share-based compensation	$12	$32

	Year ended December 31
(per boe)	2014	2013
Operating	$19.24	$20.77
Transportation	1.19	1.12
Financing	4.16	3.73
Share-based compensation	$0.28	$0.65

Operating

The reduction in operating expenses in 2014 compared to 2013 is attributed to asset dispositions that closed in 2014 and late 2013, field staff reductions and the realization of other cost reduction initiatives in 2014 as the Company improved its efficiencies. On a per boe basis, the decrease in 2014 is primarily related to these successful cost reduction efforts.

Operating expenses for 2014 included a realized loss on electricity contracts of $6 million (2013 – $11 million gain). For 2014, the average Alberta pool price was $49.63 per MWh (2013 – $80.19 per MWh). Penn West currently has the following contracts in place that fix the price on its electricity consumption; in 2015 approximately 10 MW fixed at $58.50 per MWh, in 2015 approximately 70 MW fixed at $55.17 per MWh and in 2016 approximately 25 MW fixed at $49.90 per MWh.

Financing

During the second quarter of 2014, the Company renewed its unsecured, revolving syndicated bank facility and voluntarily reduced its aggregate borrowing capacity from $3.0 billion to $1.7 billion. The new bank facility consists of two tranches; tranche one has a borrowing limit of $1.2 billion and is a five-year facility with a maturity date of May 6, 2019 and is extendible and tranche two has a $500 million borrowing limit with a maturity date of June 30, 2016. The credit facility contains provisions for stamping fees on bankers’ acceptances and LIBOR loans and standby fees on unutilized credit lines that vary depending on certain consolidated financial ratios. At December 31, 2014, the entire facility was undrawn.

As at December 31, 2014, the value of the Company’s senior unsecured notes was $2.1 billion compared to $2.4 billion at December 31, 2013. There were no senior unsecured notes issued in either 2014 or 2013. The change in the carrying values is the result of no amount drawn under the bank facility, the conversion to Canadian dollar equivalents at the balance sheet date and repayments of $59 million on the senior unsecured notes.

PENN WEST 2014	MANAGEMENT’S DISCUSSION AND ANALYSIS	8

Additional information on Penn West’s senior unsecured notes was as follows:

	As at December 31
	2014	2013
Weighted average remaining life (years)	3.7	4.5
Weighted average interest rate (1)	6.0%	6.1%

(1)	Excludes the effect of cross currency swaps.

At December 31, 2014, the Company had the following senior unsecured notes outstanding:

	Issue date	Amount (millions)	Term	Average interest rate		Weighted average remaining term
2007 Notes	May 31, 2007	US$475	8 – 15 years	5.80%		2.5
2008 Notes	May 29, 2008	US$480, CAD$30	8 – 12 years	6.25%		3.0
UK Notes	July 31, 2008	£57	10 years	6.95	%(1)	3.6
2009 Notes	May 5, 2009	US$94(2), £20, €10	5 – 10 years	9.08	%(3)	3.2
2010 Q1 Notes	March 16, 2010	US$250, CAD$50	5 – 15 years	5.47%		3.9
2010 Q4 Notes	December 2, 2010, January 4, 2011	US$170, CAD$60	5 – 15 years	5.00%		6.8
2011 Notes	November 30, 2011	US$105, CAD$30	5 – 10 years	4.49%		5.1

(1)	These notes bear interest at 7.78 percent in Pounds Sterling, however, contracts were entered to fix the interest rate at 6.95 percent in Canadian dollars and to fix the exchange rate on the repayment.
(2)	A portion of the 2009 Notes have equal repayments, which began in 2013 with a repayment of $5 million, and extend over the remaining six years.
(3)	The Company entered into contracts to fix the interest rate on the Pounds Sterling and Euro tranches, initially at 9.49 percent and 9.52 percent, to 9.15 percent and 9.22 percent, respectively, and to fix the exchange rate on repayment.

Penn West’s debt capital structure includes short-term financings under its syndicated bank facility and long-term instruments through its senior unsecured notes. Financing charges in 2014 decreased compared to 2013 due to a reduction in the outstanding long-term debt balance in 2014 as the Company successfully completed a number of transactions to strengthen its balance sheet. While the Company’s senior unsecured notes currently contain higher interest rates than drawings under its syndicated bank facilities held in short-term money market instruments, it believes the long-term nature and fixed interest rates inherent in the senior notes are favourable for a portion of its debt capital structure.

The interest rates on any non-hedged portion of the Company’s credit facility are subject to fluctuations in short-term money market rates as advances on the credit facility are generally made under short-term instruments. As at December 31, 2014, none (2013 –none) of Penn West’s long-term debt instruments were exposed to changes in short-term interest rates.

Realized gains and losses on the interest rate swaps are recorded as financing costs. For 2014 an expense of $1 million (2013 – $9 million) was recorded in financing costs to reflect that the floating interest rate was lower than the fixed interest rate transacted under Penn West’s interest rate swaps.

Effective March 10, 2015, the Company reached agreements in principle with its lenders and noteholders to, among other things, amend the financial covenants in its bank facility and senior unsecured notes. See “Liquidity and Capital Resources – Liquidity” for details.

Share-Based Compensation

Share-based compensation expense relates to the Company’s Stock Option Plan (the “Option Plan”), Common Share Rights Incentive Plan (the “CSRIP”) which includes restricted options, restricted rights and share rights, Long-Term Retention and Incentive Plan (“LTRIP”), Deferred Share Unit Plan (“DSU”) and Performance Share Unit Plan (“PSU”). All incentive securities issued under the CSRIP expired by December 31, 2014 and the CSRIP was terminated.

PENN WEST 2014	MANAGEMENT’S DISCUSSION AND ANALYSIS	9

Share-based compensation consisted of the following:

	Year ended December 31
(millions)	2014	2013
Options	$10	$15
LTRIP	2	13
DSU	—	1
PSU	—	3

Share-based compensation	$12	$32

Share-based compensation related to the CSRIP was insignificant in 2014 and 2013.

During 2014, $1 million (2013 – $6 million) of PSU expense was accelerated and reclassified from share-based compensation to restructuring expense in the Consolidated Statement of Income (Loss) as it related to the severance of former executives.

The share price used in the fair value calculation of the LTRIP, Restricted Rights, PSU and DSU obligations at December 31, 2014 was $2.43 (2013 – $8.87).

General and Administrative Expenses (“G&A”)

	Year ended December 31
(millions)	2014	2013
Gross	$172	$213
Per boe	4.54	4.32
Net	131	160
Per boe	$3.45	$3.24

The decrease in G&A expense from the comparable period is due to staff reductions in 2014 as Penn West continues to improve processes and increase efficiencies. During 2014, Penn West incurred approximately $9 million of costs ($0.24 per boe) related to the restatement of certain of its historical financial statements and MD&A and the related internal review. Excluding these charges, on a net basis G&A would have been $3.21 per boe for 2014.

While Penn West expects to incur future costs related to the internal review/restatement and the defence of associated litigation, such costs are not expected to reach levels incurred in 2014. Furthermore, the Company currently expects that future costs will be mitigated by the effects of insurance coverage.

Restructuring Expense

	Year ended December 31
(millions)	2014	2013
Restructuring	$17	$38
Per boe	$0.46	$0.76

During 2014, Penn West continued to review its processes and organizational structure which led to a reduction in staffing levels both at head office and in the field. In 2014, the Company recorded $1 million (2013 – $6 million) in accelerated PSU payments related to the severance of former executives.

PENN WEST 2014	MANAGEMENT’S DISCUSSION AND ANALYSIS	10

Depletion, Depreciation, Impairment and Accretion

	Year ended December 31
(millions)	2014	2013
Depletion and depreciation (“D&D”)	$750	$1,023
D&D expense per boe	19.78	20.74

Impairment	634	670
Impairment per boe	16.70	13.58

Accretion of decommissioning liability	36	43
Accretion expense per boe	$0.95	$0.87

The decrease in the D&D expense in 2014 is attributed to lower production volumes due to the dispositions that closed in 2014 and in late 2013.

In 2014, Penn West recorded an impairment charge primarily related to certain properties in the Fort St. John area of northeastern British Columbia, in the Swan Hills area of Alberta and in certain properties in Manitoba. This was mainly due to a decline in forecasted commodity prices compared to the prior year and minimal future development capital planned in these areas as they are non-core in nature.

In 2013, the Company recorded an impairment charge in the fourth quarter on certain non-core natural gas assets in British Columbia and Alberta primarily due to limited planned development capital. Additionally, in 2013 an impairment charge was recorded in an oil-weighted area in Manitoba due to lower estimated reserve recoveries.

Accretion decreased in 2014 compared to 2013 as a result of dispositions closed during the year which led to a reduction in the number of wells and facilities.

Taxes

	Year ended December 31
(millions)	2014	2013
Deferred tax recovery	$(118)	$(233)

In 2014, the deferred income tax recovery was primarily due to impairment charges recorded during the fourth quarter of 2014 partially offset by unrealized risk management gains during the year.

The deferred income tax recovery in 2013 can be attributed to impairment charges recorded during the fourth quarter of 2013 and unrealized risk management losses in 2013. Also included in the recovery in 2013 was a $7 million income tax refund related to a legacy tax dispute that was resolved.

Tax Pools

	As at December 31
(millions)	2014	2013
Undepreciated capital cost (UCC)	$909	$1,089
Canadian oil and gas property expense (COGPE)	6	20
Canadian development expense (CDE)	965	1,280
Canadian exploration expense (CEE)	431	218
Non-capital losses	2,318	2,945
Other	61	57

Total	$4,690	$5,609

Tax pool amounts exclude income deferred in operating partnerships of $441 million in 2014 (2013 – $637 million).

PENN WEST 2014	MANAGEMENT’S DISCUSSION AND ANALYSIS	11

Foreign Exchange

	Year ended December 31
(millions)	2014	2013
Unrealized foreign exchange loss	$152	$126

Penn West records unrealized foreign exchange gains or losses to translate the U.S., UK and Euro denominated senior, unsecured notes and the related accrued interest to Canadian dollars using the exchange rates in effect on the balance sheet date. The unrealized loss in 2014 and 2013 was mainly due to the weakening of the Canadian dollar relative to the US dollar during the year.

Funds Flow and Net Loss

	Year ended December 31
	2014	2013
Funds flow (1) (millions)	$935	$985
Basic per share	1.89	2.03
Diluted per share	1.89	2.03

Net loss (millions)	(1,733)	(809)
Basic per share	(3.51)	(1.67)
Diluted per share	$(3.51)	$(1.67)

(1)	Funds flow is a non-GAAP measure. See “Calculation of Funds Flow”.

The decline in funds flow from 2013 is mainly due to lower production volumes resulting from asset dispositions in 2014 and late 2013. This was partially offset by higher commodity prices, particularly in the first half of 2014.

The net loss in 2014 increased due to non-cash goodwill impairment and PP&E impairment charges as a result of a decline in forecasted commodity prices and limited planned development capital in the areas where the impairments were recorded as they are considered to be non-core.

PENN WEST 2014	MANAGEMENT’S DISCUSSION AND ANALYSIS	12

Net loss per boe

	Year ended December 31
	2014		2013
	per boe	%	per boe	%
Oil and natural gas revenues (1)	$63.02	100	$58.07	100
Royalties	(9.85)	(16)	(8.23)	(14)
Operating expenses (2)	(19.24)	(31)	(20.77)	(36)
Transportation	(1.19)	(2)	(1.12)	(1)

Net operating income	32.74	51	27.95	49
General and administrative expenses	(3.45)	(5)	(3.24)	(6)
Restructuring	(0.46)	(1)	(0.76)	(1)
Share-based compensation – cash	(0.03)	—	(0.34)	(1)
Financing (3)	(4.16)	(7)	(3.73)	(6)
Income tax refund	—	—	0.13	—

Funds flow	24.64	38	20.01	35
Unrealized foreign exchange loss	(4.01)	(6)	(2.56)	(4)
Share-based compensation	(0.25)	—	(0.31)	(1)
Risk management activities (4)	2.67	4	(0.93)	(2)
Depletion and depreciation	(19.78)	(31)	(20.74)	(36)
PP&E impairment	(16.70)	(26)	(13.58)	(24)
Goodwill impairment	(28.98)	(46)	(0.98)	(2)
Accretion	(0.95)	(2)	(0.87)	(1)
Gain (loss) on dispositions	(5.00)	(8)	(0.11)	—
Exploration and evaluation	(0.41)	(1)	(0.89)	(2)
Deferred tax recovery	3.10	5	4.87	8

Net loss	$(45.67)	(73)	$(16.09)	(28)

(1)	Gross revenues include realized gains and losses on commodity contracts.
(2)	Operating expenses include realized gains/ losses on electricity swaps.
(3)	Financing expenses include realized losses on interest rate swaps.
(4)	Risk management activities relate to unrealized gains and losses on derivative instruments.

Drilling

	Year ended December 31
	2014		2013
	Gross	Net	Gross	Net
Oil	245	200	274	201
Natural gas	9	3	6	4
Dry	—	—	1	1

	254	203	281	206
Stratigraphic and service	10	2	41	18

Total	264	205	322	224

Success rate (1)		100%		99%

(1)	Success rate is calculated excluding stratigraphic and service wells.

PENN WEST 2014	MANAGEMENT’S DISCUSSION AND ANALYSIS	13

Capital Expenditures

	Year ended December 31
(millions)	2014	2013
Land acquisition and retention	$2	$4
Drilling and completions	509	419
Facilities and well equipping	232	344
Geological and geophysical	7	10
Corporate	11	10
Capital carried by partners	(29)	(83)

Development capital expenditures (1)	732	704
Property dispositions, net	(560)	(540)

Total expenditures	$172	$164

(1)	Exploration and development capital includes costs related to Property, Plant and Equipment and Exploration and Evaluation activities.

In 2014, the Company’s development activities were focused on its light-oil plays in the Cardium, Viking and Slave Point, consistent with its long-term plan. For 2014, development capital expenditures were below Penn West’s forecast of $820 million as it focused on execution and cost control and achieved success from implementing these strategies.

Exploration and evaluation (“E&E”) capital expenditures

	Year ended December 31
(millions)	2014	2013
E&E expenditures	$108	$80

In 2014, E&E expenditures primarily related to activity in the Company’s Duvernay property. Additionally, in 2014, Penn West had non-cash E&E expenses of $16 million (2013 – $44 million) primarily related to land expiries and to minor properties which have no capital allocations in the Company’s long-term strategy.

Loss on asset dispositions

	Year ended December 31
(millions)	2014	2013
Loss on asset dispositions	$190	$5

The non-cash loss in 2014 is mainly due to Penn West’s two non-core asset dispositions in 2014, one which closed in March for total proceeds of $175 million and the other which closed in December for total proceeds of $355 million. In late 2013, Penn West announced a plan to focus its asset base and reduce its long-term debt through the disposition of non-core assets. Since that time the Company has completed over $1 billion in asset dispositions, removing properties from its portfolio with no current or future development capital allocated under its long-term plan. The proceeds from these dispositions were applied against the Company’s bank facility.

PENN WEST 2014	MANAGEMENT’S DISCUSSION AND ANALYSIS	14

Goodwill

	As at December 31
(millions)	2014	2013
Balance, end of year	$734	$1,912

Penn West recorded goodwill on its acquisitions of Petrofund Energy Trust, Canetic Resources Trust and Vault Energy Trust in prior years. In 2014, goodwill was reduced by $1,100 million (2013 – $48 million) as a result of a non-cash impairment charge mainly due to lower forecasted commodity prices. Additionally, $78 million (2013 – $6 million) of goodwill was allocated to non-core property dispositions completed during the year. The remaining goodwill balance relates to our core properties, particularly the Cardium, Viking and Slave Point.

Environmental and Climate Change

The oil and gas industry has a number of environmental risks and hazards and is subject to regulation by all levels of government. Environmental legislation includes, but is not limited to, operational controls, site restoration requirements and restrictions on emissions of various substances produced in association with oil and natural gas operations. Compliance with such legislation could require additional expenditures and a failure to comply may result in fines and penalties which could, in the aggregate and under certain assumptions, become material.

Penn West is dedicated to reducing the environmental impact from its operations through its environmental programs which include resource conservation, CO2 sequestration, water management and site abandonment/reclamation/remediation. Operations are continuously monitored to minimize environmental impact and allocate sufficient capital to reclamation and other activities to mitigate the impact on the areas in which the Company operates.

Liquidity and Capital Resources

Capitalization

	As at December 31
	2014		2013
(millions)		%		%
Common shares issued, at market (1)	$1,208	33	$4,338	61
Bank loans and long-term notes	2,149	59	2,458	34
Working capital deficiency (2)	304	8	344	5

Total enterprise value	$3,661	100	$7,140	100

(1)	The share price at December 31, 2014 was $2.43 (2013 - $8.87).
(2)	Excludes the current portion of deferred funding asset, risk management, long-term debt and decommissioning liability.

Dividends

(millions)	2014	2013
Dividends declared	$277	$397
Per share	0.56	0.82

Dividends paid (1)	$275	$458

(1)	Includes amounts funded by the dividend reinvestment plan.

In June 2013, Penn West announced a change in its quarterly dividend to $0.14 per share from $0.27 per share effective for its third quarter dividend. In December 2014, Penn West announced its intention to further reduce its quarterly dividend commencing in the first quarter of 2015 to $0.03 per share from $0.14 per share.

PENN WEST 2014	MANAGEMENT’S DISCUSSION AND ANALYSIS	15

Penn West paid its fourth quarter 2014 dividend of $0.14 per share totalling $70 million on January 15, 2015.

The amount of future cash dividends may vary depending on a variety of factors and conditions which can include, but are not limited to, fluctuations in commodity markets, production levels and capital investment plans. Penn West’s dividend level could change based on these and other factors and is subject to the approval of its Board of Directors. For further information regarding the Company’s dividend policy, including the factors that could affect the amount of quarterly dividend that it pays and the risks relating thereto, see “Dividends and Dividend Policy – Dividend Policy” in its Annual Information Form, which is available on its website at www.pennwest.com, on the SEDAR website at www.sedar.com, and on the SEC website at www.sec.gov.

Liquidity

The Company currently has an unsecured, revolving, syndicated bank facility with an aggregate borrowing limit of $500 million expiring on June 30, 2016 and $1.2 billion expiring on May 6, 2019. For further details on the Company’s debt instruments, please refer to the “Financing” section of this MD&A.

The Company actively manages its debt portfolio and considers opportunities to reduce or diversify its debt capital structure. Management contemplates both operating and financial risks and takes action as appropriate to limit the Company’s exposure to certain risks. Management maintains close relationships with the Company’s lenders and agents to monitor credit market developments. These actions and plans aim to increase the likelihood of maintaining the Company’s financial flexibility and capital and dividend programs, supporting the Company’s ability to capture opportunities in the market and execute longer-term business strategies.

The Company has a number of covenants related to its syndicated bank facility and senior, unsecured notes. On December 31, 2014, the Company was in compliance with all of these financial covenants which consisted of the following:

	Limit	December 31, 2014
Senior debt to EBITDA (1)	Less than 3:1	2.1
Total debt to EBITDA (1)	Less than 4:1	2.1
Senior debt to capitalization	Less than 50%	28%
Total debt to capitalization	Less than 55%	28%

(1)	EBITDA is calculated in accordance with Penn West’s lending agreements wherein unrealized risk management gains and losses and impairment provisions are excluded.

The senior, unsecured notes contain change of control provisions whereby if a change of control occurs the Company may be required to offer to prepay the notes, which the holders have the right to refuse.

PENN WEST 2014	MANAGEMENT’S DISCUSSION AND ANALYSIS	16

As a result of the current low commodity price environment, Penn West has actively been in negotiations with the lenders under its revolving, syndicated bank facility and with the holders of its senior, unsecured notes to ensure its financial flexibility. Effective March 10, 2015, the Company reached agreements in principle with the lenders and the noteholders to, among other things, amend its financial covenants as follows:

•	the maximum Senior Debt to EBITDA and Total Debt to EBITDA ratio will be less than or equal to 5:1 for the period January 1, 2015 through and including June 30, 2016, decreasing to less than or equal to 4.5:1 for the quarter ending September 30, 2016 and decreasing to less than or equal to 4:1 for the quarter ending December 31, 2016;

•	the Senior Debt to EBITDA ratio will decrease to less than or equal to 3:1 for the period from and after January 1, 2017; and

•	the Total Debt to EBITDA ratio will remain at less than or equal to 4:1 for all periods after December 31, 2016.

The Company also agreed as follows:

•	to temporarily grant floating charge security over all of its property in favor of the lenders and the noteholders on a pari passu basis, which security will be fully released upon the Company achieving both (i) a Senior Debt to EBITDA ratio of 3:1 or less for four consecutive quarters, and (ii) an investment grade rating on its senior unsecured debt;

•	to cancel the $500 million tranche of the Company’s existing $1.7 billion syndicated bank facility that was set to expire on June 30, 2016, the remaining $1.2 billion tranche of the revolving bank facility remains available to the Company in accordance with the terms of the agreements governing such facility;

•	to temporarily reduce its quarterly dividend commencing in the first quarter of 2015 from its previously announced $0.03 per share to $0.01 per share until the earlier of (i) the Senior Debt to EBITDA being less than 3:1 for two consecutive quarters ending on or after September 30, 2015, and (ii) March 30, 2017; and

•	until March 30, 2017, to offer aggregate net proceeds up to $650 million received from all sales, exchanges, lease transfers or other dispositions of its property to prepay at par any outstanding principal amounts owing to the noteholders, with corresponding pro rata amounts from such dispositions to be used by the Company to prepay any outstanding amounts drawn under its syndicated bank facility.

The Company intends to continue to actively identify and evaluate hedging opportunities in order to reduce its exposure to fluctuations in commodity prices and protect its future cash flows and capital programs.

The amendments described above are expected to become effective on or before April 15, 2015 and are subject to the execution and delivery of definitive amending agreements in forms mutually satisfactory to the parties thereto and to the satisfaction of conditions customary in transactions of this nature.

PENN WEST 2014	MANAGEMENT’S DISCUSSION AND ANALYSIS	17

Financial Instruments

The Company had the following financial instruments outstanding as at December 31, 2014. Fair values are determined using external counterparty information, which is compared to observable market data. The Company limits its credit risk by executing counterparty risk procedures which include transacting only with institutions within its credit facility or with high credit ratings and by obtaining financial security in certain circumstances.

	Notional volume		Remaining term	Pricing	Fair value (millions)
Natural gas
AECO Collars		70,000 mcf/d	Jan/15 – Dec/15	$3.69 to $4.52/mcf	$23

Electricity swaps
Alberta Power Pool		10 MW	Jan/15 – Dec/15	$58.50/MWh	(1)
Alberta Power Pool		70 MW	Jan/15 – Dec/15	$55.17/MWh	(8)
Alberta Power Pool		25 MW	Jan/16 – Dec/16	$49.90/MWh	(1)

Crude oil assignment
18 – month term		10,000 boe/d	Jan/15 – July/16	Differential WCS (Edm) vs. WCS (USGC)	11

Foreign exchange forwards on senior notes
3 to 15-year initial term	US$	621	2015 – 2022	0.9986 CAD/USD	98

Cross currency swaps
10-year initial term		£57	2018	2.0075 CAD/GBP, 6.95%	(9)
10-year initial term		£20	2019	1.8051 CAD/GBP, 9.15%	2
10-year initial term		€10	2019	1.5870 CAD/EUR, 9.22%	(1)

Total					$114

Please refer to Penn West’s website at www.pennwest.com for details on all financial instruments currently outstanding.

PENN WEST 2014	MANAGEMENT’S DISCUSSION AND ANALYSIS	18

Outlook

This outlook section is included to provide shareholders with information about Penn West’s expectations as at March 11, 2015 for production, funds flow and capital expenditures in 2015 and readers are cautioned that the information may not be appropriate for any other purpose. This information constitutes forward-looking information. Readers should note the assumptions, risks and discussion under “Forward-Looking Statements” and are cautioned that numerous factors could potentially impact Penn West’s capital expenditure levels and production and funds flow performance for 2015, including fluctuations in commodity prices and its ongoing asset disposition program.

There have been no changes to the Company’s guidance for its 2015 forecast average production of 90,000 to 100,000 boe per day and forecast funds flow of $500 million to $550 million, as originally disclosed in its December 17, 2014 press release. The 2015 Capital Budget also continues to be $625 million as outlined in the Company’s December 17, 2014 release.

All press releases are available on Penn West’s website at www.pennwest.com, on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov.

Sensitivity Analysis

Estimated sensitivities to selected key assumptions on funds flow for the 12 months subsequent to the date of this MD&A, including risk management contracts entered to date, are based on forecasted results as discussed in the Outlook above.

		Impact on funds flow
Change of:	Change	$ millions	$/share
Price per barrel of liquids	$1.00	22	0.04
Liquids production	1,000 bbls/day	12	0.02
Price per mcf of natural gas	$0.10	3	0.01
Natural gas production	10 mmcf/day	2	0.00
Effective interest rate	1%	6	0.01
Exchange rate ($US per $CAD)	$0.01	11	0.02

Contractual Obligations and Commitments

Penn West is committed to certain payments over the next five calendar years and thereafter as follows:

	2015	2016	2017	2018	2019	Thereafter
Long-term debt	$283	$252	$282	$505	$258	$569
Transportation	22	17	48	58	56	280
Power infrastructure	21	10	10	10	10	8
Drilling rigs	15	17	12	—	—	—
Purchase obligations (1)	5	1	1	1	1	—
Interest obligations	120	106	90	67	39	52
Office lease (2)	58	57	54	54	54	294
Decommissioning liability (3)	$52	$67	$77	$76	$72	$241

(1)	These amounts represent estimated commitments of $4 million for CO2 purchases and $4 million for processing fees related to Penn West’s interests in the Weyburn Unit.
(2)	The future office lease commitments above are contracted to be reduced by sublease recoveries totalling $355 million.
(3)	These amounts represent the inflated, discounted future reclamation and abandonment costs that are expected to be incurred over the life of the Company’s properties.

PENN WEST 2014	MANAGEMENT’S DISCUSSION AND ANALYSIS	19

The Company’s syndicated bank facility is due for renewal on May 6, 2019. In addition, the Company has an aggregate of $2.1 billion in senior unsecured notes maturing between 2015 and 2025. If the Company is unsuccessful in renewing or replacing the syndicated bank facility or obtaining alternate funding for some or all of the maturing amounts of the senior unsecured notes, it is possible that it could be required to obtain other facilities, including term bank loans. The Company continuously monitors its credit metrics and maintains positive working relationships with its lenders, investors and agents.

The Company is involved in various litigation and claims in the normal course of business and records provisions for claims as required. In the third quarter of 2014, the Company became aware of a number of putative securities class action claims having been filed or threatened to be filed in both Canada and the United States relating to damages alleged to have been incurred due to a decline in share price related to the restatement of certain of the Company’s historical financial statements and related MD&A. During the quarter, the Company was served with statements of claim against the Company and certain of its present and former directors and officers relating to such types of securities class actions in the Provinces of Alberta, Ontario and Quebec and in the United States. To date, none of these proceedings has been certified under applicable class proceedings legislation. In the United States, the Court has consolidated the various actions, appointed lead plaintiffs, and set a scheduling for the parties to brief a motion to dismiss. Amounts claimed in the Canadian and United States proceedings are significant, but at this stage in the process, any estimate of the Company’s potential exposure or liability, if any, is premature and cannot be meaningfully determined. The Company intends to vigorously defend against any such actions.

Equity Instruments

Common shares issued:
As at December 31, 2014	497,320,087
Issued pursuant to dividend reinvestment plan	4,843,076

As at March 11, 2015	502,163,163

Options outstanding:
As at December 31, 2014	14,460,158
Granted	65,700
Forfeited	(918,529)

As at March 11, 2015	13,607,329

PENN WEST 2014	MANAGEMENT’S DISCUSSION AND ANALYSIS	20

Fourth Quarter 2014 Highlights

Key financial and operational results for the fourth quarter were as follows:

	Three months ended December 31
	2014	2013	% change
Financial (millions, except per share amounts)
Gross revenues (1)	$473	$622	(24)
Funds flow	137	203	(33)
Basic per share	0.28	0.42	(33)
Diluted per share	0.28	0.42	(33)
Net loss	(1,772)	(675)	>(100)
Basic per share	(3.57)	(1.38)	>(100)
Diluted per share	(3.57)	(1.38)	>(100)
Development capital expenditures (2)	247	176	40
Property acquisition (disposition), net	$(345)	$(477)	(28)

Dividends (millions)
Dividends paid (3)	$69	$68	1
DRIP	(15)	(14)	7

Dividends paid in cash	$54	$54	—

Operations

Daily production
Light oil and NGL (bbls/d)	51,624	64,273	(20)
Heavy oil (bbls/d)	12,500	14,601	(14)
Natural gas (mmcf/d)	198	275	(28)

Total production (boe/d)	97,143	124,752	(22)

Average sales price
Light oil and NGL (per bbl)	$68.18	$78.46	(13)
Heavy oil (per bbl)	54.35	58.78	(8)
Natural gas (per mcf)	$3.94	$3.51	12

Netback per boe
Sales price	$51.26	$55.04	(7)
Risk management gain	1.51	0.62	>100

Net sales price	52.77	55.66	(5)
Royalties	(8.60)	(7.88)	9
Operating expenses	(20.83)	(21.32)	(2)
Transportation	(1.30)	(1.16)	12

Netback	$22.04	$25.30	(13)

(1)	Gross revenues include realized gains and losses on commodity contracts.
(2)	Includes the effect of capital carried by partners.
(3)	Includes dividends paid prior to amounts reinvested in shares under the dividend reinvestment plan.

PENN WEST 2014	MANAGEMENT’S DISCUSSION AND ANALYSIS	21

Financial

Gross revenues and funds flow decreased in the fourth quarter of 2014 compared to 2013 primarily due to lower production volumes as a result of asset dispositions occurring in both periods and lower crude oil prices.

The net loss increased during the fourth quarter of 2014 compared to 2013 primarily due to a non-cash impairment charge related to goodwill due to a decrease in commodity price forecasts.

In both the fourth quarter of 2014 and 2013, Penn West closed non-core asset dispositions as it continued to consolidate its asset base and increase its financial flexibility. Proceeds received from these transactions were used to reduce bank debt.

Operations

Development activities during the quarter were as planned with 68 net wells drilled primarily in the Cardium, Viking and Slave Point.

Average production in the fourth quarter of 2014 decreased compared to 2013 mainly due to asset dispositions closed during 2014 and late 2013.

In the fourth quarter of 2014, WTI crude oil prices averaged US$73.15 per barrel compared to US$97.31 per barrel in the third quarter of 2014 and US$97.50 per barrel for the fourth quarter of 2013. The decline is mainly due to a reduction of forecasted commodity prices for 2015 as predictions indicate supply will outpace demand. The AECO Monthly Index averaged $3.80 per mcf in the fourth quarter of 2014 compared to $4.00 per mcf in the third quarter of 2014 and $3.15 per mcf for the fourth quarter of 2013. Natural gas prices in 2014 increased mainly due to prolonged winter weather across North America in early 2014.

Netbacks declined from the comparative quarter primarily due to lower commodity prices.

Evaluation of Disclosure Controls and Procedures

The Company’s disclosure controls and procedures are controls and other procedures that are designed to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in such securities legislation. They include controls and procedures designed to ensure that information required to be disclosed by the Company in its annual filings, interim filings or other reports that it files or submits under applicable securities legislation is accumulated and communicated to the Company’s management, including its President and Chief Executive Officer and Senior Vice President and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

An internal evaluation was carried out by management under the supervision and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer of the effectiveness of Penn West’s disclosure controls and procedures as defined in Rule 13a-15 under the US Securities Exchange Act of 1934 (the “Exchange Act”) and as defined in Canada by National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”) as at December 31, 2014. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that as at December 31, 2014 the disclosure controls and procedures were effective.

PENN WEST 2014	MANAGEMENT’S DISCUSSION AND ANALYSIS	22

Management’s Report on Internal Control over Financial Reporting

Internal control over financial reporting (“ICFR”) is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Penn West’s management, including its Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate ICFR, as such term is defined in Rule 13a-15 under the Exchange Act and as defined in Canada by NI 52-109. A material weakness in the Company’s ICFR exists if a deficiency, or a combination of deficiencies, in its ICFR is such that there is a reasonable possibility that a material misstatement of its annual financial statements or interim financial reports will not be prevented or detected on a timely basis.

An internal evaluation was carried out by management under the supervision and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer of the effectiveness of our ICFR as at December 31, 2014. The assessment was based on the framework in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). On May 14, 2013, COSO published an updated Internal Control – Integrated Framework, which will supersede the 1992 COSO Framework as of December 15, 2014. Currently, the Company is transitioning to the 2013 COSO Framework as it relates to its internal control over financial reporting. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that as at December 31, 2014 the Company’s ICFR was effective.

Changes in Internal Control Over Financial Reporting

Penn West’s senior management has evaluated whether there were any changes in the Company’s ICFR that occurred during the period beginning on October 1, 2014 and ended on December 31, 2014 that have materially affected, or is reasonably likely to materially affect, the Company’s ICFR. In the Company’s management’s discussion and analysis for the three and nine month periods ended September 30, 2014, the Company identified two material weaknesses and one significant deficiency to have existed at September 30, 2014, all of which were originally identified in connection with the previously reported restatement of certain of the Company’s financial statements, MD&A and other disclosure documents (the “Restatement”). Management has concluded that remediation of these two material weaknesses and significant deficiency was completed by December 31, 2014. Details regarding such remediated material weakness and significant deficiency and the remediation actions taken are described below. Such remediation actions are considered to be changes in the Company’s ICFR that have materially affected the Company’s ICFR.

Description of Material Weakness Remediated:

Control environment and supervisory material weakness - The control environment, which includes the Company’s Code of Business Conduct and Ethics and the Code of Ethics for Directors, Officers and Senior Financial Management, is the responsibility of senior management, sets the tone of the organization, influences the control consciousness of its employees, and is the foundation of the other components of ICFR. In connection with the Restatement, senior management concluded that the Company’s former senior accounting management did not adequately establish and enforce a strong culture of compliance and controls which includes the adherence to policies, procedures and controls necessary to present financial statements in accordance with IFRS. There was a lack of awareness or willingness of some staff with knowledge of improper accounting practices to utilize the Company’s independently administered whistle blower hotline or to take other actions that could have identified the improper accounting practices to the appropriate persons on a timelier basis. This material weakness in Penn West’s overall control environment was a contributing factor to the additional material weakness described below.

PENN WEST 2014	MANAGEMENT’S DISCUSSION AND ANALYSIS	23

Details of Remediation Actions:

•	The senior finance and accounting personnel who were at the Company and involved in the adoption and use of the accounting practices that led to the Restatement, including the failure to enforce a strong control environment, are no longer employed by the Company.

•	New senior finance and accounting personnel are in place and additional re-organizations of the accounting and finance functions occurred during the fourth quarter of 2014 which established proper oversight and enhanced review processes.

•	Continued strengthening of the control environment occurred during the fourth quarter of 2014 with senior management working with a third party to improve the specificity of controls and enhance accountability of the control functions. Supplementary training for all staff regarding appropriate ethical behavior and awareness of Penn West’s whistleblower hotline occurred during the fourth quarter of 2014.

•	The addition of a Compliance Officer, who will be responsible to ensure that all staff are aware of their obligations to adhere to and report non-compliance with the policies and procedures of Penn West, occurred during the fourth quarter of 2014.

As a result of the above remedial actions, the control environment and supervisory material weakness was remediated at December 31, 2014.

Description of Material Weakness Remediated:

Journal entry material weakness - In conjunction with the Restatement, Penn West’s management concluded that the Company did not maintain effective control over the recording of certain journal entries. The Company has a journal entry policy that requires appropriate segregation of duties in that a person creating an entry is not able to approve his or her own entry. In addition, the policy requires each journal entry to include appropriate supporting documentation and analysis to ensure it is made in accordance with IFRS. This policy was not consistently applied as reviewers were in some instances approving journal entries without appropriate documentation. This inconsistent application of the policy allowed inappropriate journal entries with respect to incorrectly capitalizing certain property, plant and equipment from operating expenses and incorrectly classifying certain operating expenses to royalties.

Details of Remediation Actions:

•	During the fourth quarter of 2014, continued emphasis within the Accounting and Finance functions was placed on the appropriate review of all journal entries and supporting documentation.

•	A more rigorous account reconciliation process with additional review outside of the functional area was implemented in the fourth quarter of 2014. Also, additional sessions were held in the fourth quarter of 2014 with account reconciliation owners to emphasize the importance of the reconciliation process and to ensure sufficient analysis is completed.

•	During the fourth quarter of 2014, there was continued review of manual journal entries by senior accounting/finance management to ensure sufficient evidence exists regarding the correct classification of these items under IFRS in accordance with the Company’s journal entry policy.

As a result of the above remedial actions, the journal entry material weakness was remediated at December 31, 2014.

Description of Significant Deficiency Remediated

In connection with the Restatement, management’s analysis determined that a significant deficiency in ICFR was demonstrated with respect to the Company’s capitalization policy. The Company has a capitalization policy in place that establishes the criteria for expensing and capitalizing costs in accordance with IFRS. During the review of accounting entries, instances were identified where operating expenses were classified as capital costs and capital costs were classified as operating expenses. The instances of these errors decreased in frequency and magnitude over the Restatement period as the Company refined the application of the policy.

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Details of Remediation Actions:

•	Internal discussions/training were held in the fourth quarter of 2014 within accounting and operations departments in order to educate such employees regarding the requirements of the policy.

•	An internal review was completed on all authorizations for expenditure processed during the third and fourth quarters of 2014 to ensure that their classification was appropriate.

•	During the fourth quarter of 2014, further discussions were held within the operations department on the determination of capital versus operating expenditures. Additionally, they were provided with contacts within the accounting department that have technical knowledge of IFRS to assist in such determinations. This promotes a consistent classification of the expenditure as either capital or operating for those expenditures requiring judgment.

As a result of the above remedial actions, the significant deficiency related to the Company’s capitalization policy was remediated at December 31, 2014.

New Accounting Pronouncements

During the first quarter of 2014, Penn West adopted the following standards all of which were applied retrospectively.

IAS 32, “Financial Instruments: Presentation”, which clarifies the requirements for offsetting financial assets and liabilities. The amendments clarify when an entity has a legally enforceable right to offset and certain other requirements that are necessary to present a net financial asset or liability. There was no impact to Penn West on adoption of this standard.

IFRIC 21 “Levies” provides guidance on accounting for levies in accordance with the requirements of IAS 37, “Provisions, Contingent Liabilities and Contingent Assets”. There was no impact to Penn West on adoption of this standard.

Future Accounting Pronouncements

The IASB issued IFRS 15 “Revenue from Contracts with Customers” which replaces IAS 18 “Revenue”. IAS 15 specifies revenue recognition criteria and expanded disclosures for revenue. The new standard is effective for annual periods beginning on or after January 1, 2017 and early adoption is permitted. Penn West is currently assessing the impact of the standard.

The IASB completed the final sections of IFRS 9 “Financial Instruments” which replaces IAS 39 “Financial Statement: Recognition and Measurement”. IFRS 9 provides guidance on the recognition and measurement, impairment and derecognition on financial instruments. The new standard is effective for annual periods beginning on or after January 1, 2018 and early adoption is permitted. Penn West is currently assessing the impact of the standard.

Off-Balance-Sheet Financing

Penn West has off-balance-sheet financing arrangements consisting of operating leases. The operating lease payments are summarized in the Contractual Obligations and Commitments section.

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Critical Accounting Estimates

Penn West’s significant accounting policies are detailed in Note 3 to its audited consolidated financial statements. In the determination of financial results, Penn West must make certain critical accounting estimates as follows:

Depletion and Impairments

Costs of developing oil and natural gas reserves are capitalized and depleted against associated oil and natural gas production using the unit-of-production method based on the estimated proved plus probable reserves with forecast commodity pricing.

All of the Company’s reserves were evaluated or audited by Sproule Associates Limited (“SAL”), an independent, qualified reserve evaluation engineering firm. Penn West’s reserves are determined in compliance with National Instrument 51-101. The evaluation of oil and natural gas reserves is, by its nature, based on complex extrapolations and models as well as other significant engineering, reservoir, capital, pricing and cost assumptions. Reserve estimates are a key component in the calculation of depletion and are an important component in determining the recoverable amount in impairment tests. The determination of the recoverable amount involves estimating the higher of an asset’s fair value less costs to sell or its value-in-use, the latter of which is based on its discounted future cash flows using an applicable discount rate. To the extent that the recoverable amount, which could be based in part on its reserves, is less than the carrying amount of property, plant and equipment, a write-down against income is recorded. In 2014, Penn West recorded a before tax impairment charge totalling $634 million related to a weaker forecasted commodity price environment and minimal planned development activities in areas considered to be non-core. In 2013, Penn West recorded a before tax impairment charge totalling $670 million related to certain non-core natural gas assets in British Columbia and Alberta due to limited planned development capital and in Manitoba due to lower estimated reserve recoveries.

Decommissioning Liability

The decommissioning liability is the present value of the Company’s future statutory, contractual, legal or constructive obligations to retire long-lived assets including wells, facilities and pipelines. The liability is recorded on the balance sheet with a corresponding increase to the carrying amount of the related asset. The recorded liability increases over time to its future liability amount through accretion charges to income. Revisions to the estimated amount or timing of the obligations are reflected as increases or decreases to the recorded decommissioning liability. Actual decommissioning expenditures are charged to the liability to the extent of the then-recorded liability. Amounts capitalized to the related assets are amortized to income consistent with the depletion or depreciation of the underlying asset. Note 10 to Penn West’s audited consolidated financial statements details the impact of these accounting standards.

Financial Instruments

Financial instruments included in the balance sheets consist of accounts receivable, fair values of derivative financial instruments, current liabilities and long-term debt. Except for the senior notes, the fair values of these financial instruments approximate their carrying amounts due to the short-term maturity of the instruments, the mark-to-market values recorded for the financial instruments and the market rate of interest applicable to the bank debt. The estimated fair value of the senior notes is disclosed in Note 9 to the Company’s audited consolidated financial statements.

Penn West’s revenues from the sale of crude oil, natural gas liquids and natural gas are directly impacted by changes to the underlying commodity prices. To ensure that funds flows are sufficient to fund planned capital programs and dividends, financial instruments including collars may be utilized from time to time. Collars ensure that commodity prices realized will fall into a contracted range for a contracted sales volume.

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Substantially all of the Company’s accounts receivable are with customers in the oil and natural gas industry and are subject to normal industry credit risk. Penn West may, from time to time, use various types of financial instruments to reduce its exposure to fluctuating oil and natural gas prices, electricity costs, exchange rates and interest rates. The use of these financial instruments exposes it to credit risks associated with the possible non-performance of counterparties to the derivative contracts. The Company limits this risk by executing counterparty risk procedures which include transacting only with financial institutions who are members of its credit facility or those with high credit ratings as well as obtaining security in certain circumstances.

Goodwill

Goodwill is recorded on a business combination when the total purchase consideration exceeds the fair value of the net identifiable assets and liabilities of the acquired entity. The goodwill balance is not amortized; however, it must be assessed for impairment at least annually. To test for impairment, the carrying amount of the CGU including goodwill, if any, associated with the CGU, is compared to the recoverable amount of the CGU or group of CGUs to which the goodwill is associated. The key assumptions used in determining the recoverable amount include the future cash flows using reserve and resource forecasts, forecasted commodity prices, discount rates, foreign exchange rates, inflation rates and future development costs estimated by independent reserve engineers and other internal estimates based on historical experiences and trends. In 2014, Penn West recorded a $1,100 million (2013 - $48 million) goodwill impairment charge primarily due to a significant decrease in commodity price forecasts.

Deferred Tax

Deferred taxes are recorded based on the liability method of accounting whereby temporary differences are calculated assuming financial assets and liabilities will be settled at their carrying amount. Deferred taxes are computed on temporary differences using substantively enacted income tax rates expected to apply when future income tax assets and liabilities are realized or settled.

Non-GAAP Measures

Certain financial measures including funds flow, funds flow per share-basic, funds flow per share-diluted, netback, gross revenues, net operating income and net debt to funds flow included in this MD&A do not have a standardized meaning prescribed by IFRS and therefore are considered non-GAAP measures; accordingly, they may not be comparable to similar measures provided by other issuers. Funds flow is cash flow from operating activities before changes in non-cash working capital and decommissioning expenditures. Funds flow is used to assess the Company’s ability to fund dividend and planned capital programs. See “Calculation of Funds Flow” above for a reconciliation of funds flow to its nearest measure prescribed by IFRS. Netback is the per unit of production amount of revenue less royalties, operating expenses, transportation and realized risk management gains and losses, and is used in capital allocation decisions and to economically rank projects. See “Results of Operations – Netbacks” above for a calculation of the Company’s netbacks. Gross revenue is total revenues including realized risk management gains and losses and is used to assess the cash realizations on commodity sales. Net debt to funds flow is the ratio of the Company’s net debt to its 12-month trailing funds flow and is used to assess the appropriateness of its level of leverage. Net debt is the estimated amount of long-term debt plus working capital deficit excluding the current portion of risk management and deferred funding assets.

Operational Measures

Certain operational measures including sustainability ratio included in this MD&A do not have an equivalent definition prescribed by IFRS. Such operational measures may not be comparable to similar measures provided by other issuers. Sustainability ratio is a comparison of a company’s cash outflows (capital investment and dividends paid less DRIP proceeds) to its cash inflows (funds flow) and is used by the Company to assess the appropriateness of its dividend levels and the long-term ability to fund its development plans. Sustainability ratio is calculated using the development capital plus dividends paid less DRIP proceeds divided by funds flow.

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Oil and Gas Information

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: under “Business Strategy”, our belief that the implementation of a number of execution and cost control strategies will lead to an overall lower cost structure, our plan to continue to focus on improvements in capital efficiencies in 2015, our plan to continue to concentrate our asset base with an additional $500 million to $1 billion of proceeds from asset dispositions targeted over the next two years, our commitment to our long-term strategy and our belief that we will create sustainable long-term value for our shareholders in the future; under “Performance Indicators”, in respect of base operations, our plan to continue to consolidate our asset portfolio and reach total disposition proceeds of $1.5 to $2.0 billion by 2016, and in respect of financial, business and strategic considerations, our plan to continue to focus on our net debt to funds flow ratio as we work through our long-term plan, our intention to continue to center our capital activities on light-oil development in the Cardium, Slave Point and Viking plays, and our belief that over the longer term netbacks for light oil will be more attractive than other commodity products; under “Expenses”, in respect of financing, our belief that the long-term nature and fixed interest rates inherent in our senior unsecured notes are favourable for a portion of our debt capital structure; under “General and Administrative Expenses”, our expectation that future costs incurred in respect of the internal review and restatement and the defence of associated litigation will not reach levels incurred in 2014 and our expectation that such future costs will be mitigated by the effects of insurance coverage; under “Environmental and Climate Change”, our belief that compliance with environmental legislation could require additional expenditures and a failure to comply with such legislation may result in fines and penalties which could, in the aggregate and under certain assumptions, become material; under “Liquidity and Capital Resources”, in respect of dividends, our belief that our dividend level could change based on a variety of factors and conditions which can include, but are not limited to, fluctuations in commodity markets, production levels and capital investment plans, and in respect of liquidity, our belief that actively managing our debt portfolio and considering opportunities to reduce or diversify our debt capital structure will support our ability to capture opportunities in the market and execute longer-term business strategies, and our expectation that we will enter into amendments to the agreements governing our syndicated bank facility and senior, unsecured notes on substantially the terms described herein on or before April 15, 2015; under “Outlook”, our forecast average daily production volumes for 2015, our forecast funds flow for 2015 and the 2015 Capital Budget; under “Sensitivity Analysis”, the estimated sensitivities to selected key assumptions on funds flow for the 12 months subsequent to this MD&A; and under “Contractual Obligations and Commitments”, our intent to vigorously defend against any legal actions relating to damages alleged to have been incurred due to a decline in our share price arising out of the restatement of certain of our historical financial statements and related MD&A. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future.

With respect to forward-looking statements contained in this document, the Company has made assumptions regarding, among other things: 2015 prices of C$65.00 per barrel of Canadian light sweet oil and C$3.25 per mcf AECO gas and a 2015 C$/US$ foreign exchange rate of $1.15; that the Company does not dispose of material producing properties; that the current commodity price and foreign exchange environment will continue or improve; that we enter into amendments to the agreements governing our syndicated bank facility and senior notes on substantially the terms described herein on or before April 15, 2015; future capital expenditure levels; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future crude oil, natural gas liquids and natural gas production levels; future exchange rates and interest rates; future debt levels; and the amount of future cash dividends that the Company intends to pay.

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Although the Company believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the possibility that the Company will not be able to continue to successfully execute our long-term plan in part or in full, and the possibility that some or all of the benefits that the Company anticipates will accrue to our Company and our securityholders as a result of the successful execution of such plan do not materialize; the possibility that the Company is unable to execute some or all of our ongoing asset disposition program on favourable terms or at all; the possibility that we are unable to enter into amendments to the agreements governing our syndicated bank facility and senior, unsecured notes on the terms described herein or at all and that as a result we breach one or more of the financial covenants in such agreements and default thereunder; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; industry conditions, including fluctuations in the price of crude oil, natural gas liquids and natural gas, price differentials for crude oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wild fires and flooding); and the other factors described under “Risk Factors” in our Annual Information Form and described in our public filings, available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, the Company does not undertake any obligation to publicly update any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Additional Information

Additional information relating to Penn West, including Penn West’s Annual Information Form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

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